UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                            Commission No. 000-29869

( ) Form 10-KSB  ( ) Form 20-F  ( ) Form 11-K   (X) Form 10-QSB   ( ) Form N-SAR
                         For Period Ended: June 30, 2002

( ) Transition Report on Form 10-K           ( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K           ( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

    For the Transition Period Ended:
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Items to which the notification relates:

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                         PART I -REGISTRANT INFORMATION
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Full Name of Registrant:                 eAcceleration Corp.
Former Name if Applicable:

Address of Principal Executive Office:   1050 NE Hostmark Street
                                         Suite 100B
                                         Poulsbo, Washington 98370
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                       PART II - RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)[X]

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III - NARRATIVE
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State below in reasonable detail the reasons  why the Form 10-KSB,  20-F,  11-K,
10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Company has not been able to compile the requisite financial data and other narrative information in sufficient time to enable it to complete the Company's Quarterly Report on Form 10-QSB by August 14, 2002, the required filing date, without unreasonable effort and expense.

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                          PART IV. - OTHER INFORMATION
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    (1)  Name  and  telephone  number  of  person  to  contact  in  regard  to this notification

                              E. Edward Ahrens, CFO
                                 (360) 692-7555

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 (X) Yes ( ) No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 (X) Yes ( ) No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's anticipated operating results for the second quarter of 2002 compared to the second quarter of 2001 are as follows: Revenues for the second quarter of 2002 were $646,190 compared to $593,440 in the second quarter of 2001. Revenues for the six months ended June 30, 2002 were $1,219,575 compared to $1,903,825 for the six months ended June 30, 2001. The Company's net loss for the three month and six month periods ended June 30, 2002 was approximately $(636,310) and $(945,585), respectively, compared to $(451,339) and $(567,796) for the similar periods in the prior year.
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EACCELERATION CORP. has  caused  this  notification  to be signed on its  behalf by the undersigned thereunto duly authorized.


Date:  August 14, 2002                     By:    /s/ E. Edward Ahrens
                                              ------------------------------
                                                   E. Edward Ahrens
                                                Chief Financial Officer